Exhibit 12
Computation of Ratio of Earnings to Fixed Charges (amounts in thousands)

	Year Ended May 31,
	2009	2008	2007	2006	2005
Income from continuing operations before income tax (expense) benefit, minority interest in (income) loss of subsidiaries and income from equity investments	$94,244	$53,874	$15,719	$47,015	$22,899
Plus adjustment so as to only include distributed income of less than 50% owned equity investments	—	—	386	1,406	737
Add: Fixed Charges	188,267	204,098	214,601	175,190	163,091
Less: Capitalized interest	—	—	—	—	—
Less: Preferred stock dividends	—	—	—	—	—

Earnings, as defined	$282,511	$257,972	$230,706	$223,611	$186,727

Fixed charges:
Interest expense, including amortization of debt issuance costs	173,274	190,209	201,646	163,680	145,065
Loss on extinguishment of debt	—	307	990	750	9,052
Interest portion of rent expense	14,993	13,582	11,965	10,760	8,974
Capitalized interest	—	—	—	—	—
Preferred stock dividends	—	—	—	—	—

Fixed charges, as defined	$188,267	$204,098	$214,601	$175,190	$163,091

Ratio of earnings to fixed charges	1.50	1.26	1.08	1.28	1.14

Amount by which earnings exceed fixed charges	$94,244	$53,874	$16,105	$48,421	$23,636